ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC Canada
V6C 1B4

April 25 2006

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC
20549

Dear Ms. Collins

Regarding your letter dated January 19 2006, I have filed amended Forms 10QSB for the Quarters ending March 31 2005, June 30 2005 and September 30 2005. These amended Forms 10QSB have been revised to contain the Part 1 Item 3 Controls and Procedures information required by Items 307 and 308(c) of Regulation SB.

The directors of the Alternet Systems Inc. have reviewed the previous Forms 10QSB for the quarters in 2003 and 2004 and have determined that there were no material weaknesses or significant deficiencies in their Controls and Procedures.

Thank you for your attention to this matter and in assisting us in our compliance with the applicable disclosure requirements and enhancement of the overall disclosure in our filing.

Sincerely

/s/ Griffin Jones

Griffin Jones
Secretary Treasurer
Chief Accounting Officer